Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 14 DATED JUNE 25, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Loso Walk Controlled Subsidiary - Charlotte, NC

On June 21, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Loso Walk Controlled Subsidiary”) for an initial purchase price of approximately $185,000, which is the initial stated value of our equity interest in a new investment round in the Loso Walk Controlled Subsidiary (the “Loso Walk Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Loso Walk Controlled Subsidiary, for an initial purchase price of approximately $1,663,000 (the “Loso Walk Interval Fund Investment” and, together with the Loso Walk Growth VII eREIT Investment, the “Loso Walk Investment”). The Loso Walk Controlled Subsidiary used the proceeds from the Loso Walk Investment to acquire five (5) single family townhomes in the planned Loso Walk subdivision generally located at S Tryon Street and Freeland Lane in Charlotte, NC (the “Loso Walk Property”). We anticipate the Loso Walk Controlled Subsidiary, or one of our affiliates, will purchase up to eighty-seven (87) homes in the Loso Walk Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Loso Walk Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Loso Walk Growth VII eREIT Investment and initial tranche of five (5) homes occurred concurrently.

The Loso Walk Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Loso Walk Growth VII eREIT Investment, we have authority for the management of the Loso Walk Controlled Subsidiary, including the Loso Walk Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Loso Walk Investment, which was paid directly by the Loso Walk Controlled Subsidiary.

The total purchase price for the Loso Walk Property is anticipated to be approximately $36,255,000, an average of approximately $417,000 per home. The Loso Walk Property will be operated as a stand-alone rental community upon completion. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the eighty-seven (87) homes by February 2022.

The Loso Walk Property will have a mix of unit types and floorplans, ranging from 1,560 square foot, 3 bedroom, 3.5 bath homes to 1,818 square foot, 3 bedroom, 4.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Loso Walk Property.

The following table contains underwriting assumptions for the Loso Walk Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Approximate Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Loso Walk Property	5.0%	3.6%	2.5%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.